Exhibit 19.1

INTELLIGENT PROTECTION MANAGEMENT CORP.
INSIDER TRADING POLICY

Introduction

This Insider Trading Policy (this “Policy”) describes the standards of Intelligent Protection Management Corp. and its subsidiaries (the “Company”) on trading, and causing the trading of, the Company’s securities or securities of certain other publicly traded companies while in possession of confidential information. This Policy applies to all (i) directors, (ii) executive officers (together with the directors, the “Company Insiders”), (iii) other officers and employees, (iv) the respective immediate family members of each of the foregoing and (v) consultants and independent contractors of the Company that receive or have access to material nonpublic information (as defined herein) concerning the Company (the foregoing individuals collectively, the “Covered Persons”). This Policy also applies to any person who receives material nonpublic information from any Covered Person.

One of the principal purposes of the federal securities laws is to prohibit so-called “insider trading.” Simply stated, insider trading occurs when a person uses material nonpublic information obtained through involvement with the Company to make decisions to purchase, sell, give away or otherwise trade the Company’s securities or the securities of certain other companies or to provide that information to others outside the Company. The prohibitions against insider trading apply to trades, tips and recommendations by virtually any person, including all persons associated with the Company, if the information involved is “material” and “nonpublic” (as such terms are described below). The prohibitions would apply to any Covered Person who buys or sells securities on the basis of material nonpublic information that he or she obtained about the Company, its customers, suppliers, partners, competitors or other companies with which the Company has contractual relationships or may be negotiating transactions.

Applicability of Policy to the Company and Other Companies

This Policy applies to all trading or other transactions in (i) the Company’s securities, including common stock, options and any other securities that the Company may issue, such as preferred stock, notes, bonds and convertible securities, as well as to derivative securities relating to any of the Company’s securities, whether or not issued by the Company, and (ii) the securities of other companies who are peers, competitors, participants in the Company’s industry, or companies with whom the Company has a commercial relationship, or with whom the Company is negotiating transactions or exploring the possibility of establishing a commercial relationship (such companies, collectively, “Other Companies”), including common stock, options and other securities issued by Other Companies as well as derivative securities relating to Other Companies’ securities, where the person trading used information obtained while working for the Company.

General Policy: No Trading or Causing Trading While in Possession of Material Nonpublic Information

No Covered Person may purchase or sell, or offer to purchase or sell, any Company security, whether or not issued by the Company, while in possession of material nonpublic information about the Company. No Covered Person who knows of any material nonpublic information about the Company may communicate that information to (“tip”) any other person, including family members and friends, or otherwise disclose such information without the Company’s authorization.

No Covered Person may purchase or sell any security of any Other Company while in possession of material nonpublic information that was obtained in the course of his or her involvement with the Company. No Covered Person who knows of any such material nonpublic information may communicate that information to, or tip, any other person, including family members and friends, or otherwise disclose such information without the Company’s authorization.

For compliance purposes, you should never trade, tip or recommend securities (or otherwise cause the purchase or sale of securities) while in possession of information that you have reason to believe is material and nonpublic unless you first consult with, and obtain the advance approval of, the Company’s Chief Financial Officer, who has been designated to serve as the Company’s compliance officer (the “Compliance Officer”).

Covered Persons must “pre-clear” all trading in securities of the Company in accordance with the procedures set forth under the heading titled “Pre-Clearance of Securities Transactions” below.

Definition of Material Nonpublic Information

It is not possible to define all categories of material nonpublic information. Information should be considered material nonpublic information under this Policy if it meets the following requirements. First, information should be regarded as material if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of the Company’s securities. Either positive or negative information may be material. While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information may include:

●	operating or financial results;

●	known but unannounced future earnings or losses;

●	earnings that are inconsistent with the consensus expectations of the investment community;

●	joint venture and distribution agreements;

●	the potential or actual gain or loss of a significant customer, supplies, contract or purchase order;

●	execution or termination of significant contracts with business partners;

●	news of a pending or proposed merger, tender offer or other acquisition;

●	news of the disposition, construction or acquisition of significant assets;

●	corporate restructuring, impending bankruptcy or financial liquidity problems;

●	significant developments involving corporate relationships;

●	changes in dividend policy or an offering of additional securities or the redemption or purchase by the Company of its securities;

●	new application announcements or policies of a significant nature;

●	stock splits;

●	new equity or debt offerings;

●	positive or negative developments in outstanding litigation;

●	significant litigation exposure due to actual or threatened litigation;

●	changes in senior management, the Company’s auditors or the board of directors; or

●	any other information which is likely to have an impact on the Company’s results or stock price.

Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition or introduction of a new product, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company’s operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. When in doubt about whether particular nonpublic information is material, you should presume it is material.

Nonpublic information is information that has not been previously disclosed to the general public and is otherwise not available to the general public. The fact that information has been disclosed to a few members of the public does not make it “public” for insider trading purposes. To be “public” the information must have been disseminated in a manner designed to reach investors generally, and the investors must be given the opportunity to absorb the information.

Compliance Officer

The Compliance Officer or, in his or her absence, another employee designated by the Compliance Officer, shall be responsible for administration of this Policy. The duties of the Compliance Officer include, but are not limited to, the following:

1.	assisting with implementation and enforcement of this Policy;

2.	circulating this Policy to all employees and ensuring that this Policy is amended as necessary to remain up-to-date with insider trading laws;

3.	pre-clearing all trading in securities of the Company by Covered Persons in accordance with the procedures set forth in this Policy;

4.	providing approval of any Rule 10b5-1 plans and any transactions under the “Prohibited Transactions” section of this Policy; and

5.	providing a reporting system with an effective whistleblower protection mechanism.

Certain Exceptions

The trading restrictions of this Policy do not apply to the following:

1.	401(k) Plan. Investing 401(k) plan contributions in a Company stock fund in accordance with the terms of the Company’s 401(k) plan. However, any changes in your investment election regarding the Company’s stock are subject to trading restrictions under this Policy.

2.	Certain Stock Option Exercises. The trading restrictions of this Policy do not apply to exercising stock options granted under the Company’s equity incentive plan(s) for cash or the delivery of previously owned Company stock. However, the sale of any shares issued on the exercise of Company-granted stock options and any cashless exercise of Company granted stock options are subject to trading restrictions under this Policy.

3.	Restricted Stock Awards. This Policy does not apply to the vesting of restricted stock, or the forfeiture of shares to pay for taxes incident to such vesting. However, the sale of securities for the purpose of generating the cash needed to pay taxes incident to the vesting of the restricted stock awards is subject to trading restrictions under this Policy.

4.	Pre-Arranged Trading Programs. The Company may, in appropriate circumstances, permit executive officers, directors or other individuals to enter into a pre-existing written plan, contract, instruction, or arrangement under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (an “Approved 10b5-1 Plan”). If you are subject to the pre-clearance procedures or the blackout periods of this Policy and you wish to establish an Approved 10b5-1 Plan, you must pre-clear it with the Compliance Officer as described below.

Penalties for Violations of Insider Trading Laws

Penalties for trading on or communicating material nonpublic information can be severe, both for individuals involved in such unlawful conduct and their employers and supervisors, and may include jail terms, criminal fines, civil penalties and civil enforcement injunctions. Given the severity of the potential penalties, compliance with this Policy is absolutely mandatory.

Legal Penalties for Insider Trading and Tipping

Pursuant to federal and state securities laws, individuals who violate insider trading laws may be subject to imprisonment for up to 20 years, criminal fines of up to $5,000,000 and civil fines of up to three times the profit gained or loss avoided. If the Company or its supervisory personnel fail to take appropriate steps to prevent illegal insider trading, they may be subject to (i) a civil penalty of up to $2,301,065 or, if greater, three times the profit gained or loss avoided as a result of the employee’s violation, and (ii) a criminal penalty of up to $5,000,000 and up to 20 years in jail for individuals and/or a fine of $25,000,000 for the Company.

Individuals may also be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed material nonpublic information regarding the Company or to whom they have made recommendations or expressed opinions based on such information as to trading in Company securities in violation of this Policy. The U.S. Securities and Exchange Commission (the “SEC”) has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the Financial Industry Regulatory Authority use sophisticated electronic surveillance techniques and proprietary software to uncover illegal insider trading.

Company-Imposed Penalties

Employees who violate this Policy may be subject to disciplinary action by the Company, including dismissal for cause. Any exceptions to this Policy, if permitted, may only be granted by the Compliance Officer and must be provided before any activity contrary to the above requirements takes place.

Blackout Periods

All Covered Persons are prohibited from trading in the Company’s securities during blackout periods as defined below.

Quarterly Blackout Periods

Trading in the Company’s securities is prohibited during the period beginning at the close of the market on the 15th day of the last month of a fiscal quarter and ending at the close of business on the second trading day following the date of public disclosure of the financial results for that fiscal quarter. During these periods, Covered Persons generally possess or are presumed to possess material nonpublic information about the Company’s financial results.

Other Blackout Periods

From time to time, other types of material nonpublic information regarding the Company (such as negotiation of mergers, acquisitions or dispositions, investigation and assessment of cybersecurity incidents or new product developments) may be pending and not be publicly disclosed. While such material nonpublic information is pending, the Company may impose special blackout periods during which Covered Persons are prohibited from trading in the Company’s securities. If the Company imposes a special blackout period, it will notify the Covered Persons affected.

Approved 10b5-1 Plans

These trading restrictions do not apply to transactions under an Approved 10b5-1 Plan that meets the following requirements:

1.	it has been reviewed and approved by the Compliance Officer at least five days in advance of being entered into (or, if revised or amended, such proposed revisions or amendments have been reviewed and approved by the Compliance Officer at least five days in advance of being entered into);

2.	it provides that no trades may occur thereunder until expiration of the applicable cooling-off period specified in Rule 10b5-1(c)(ii)(B), and no trades occur until after that time. The appropriate cooling-off period will vary based on the status of the Covered Person. For directors and officers, the cooling-off period ends on the later of (x) 90 days after adoption or certain modifications of the 10b5-1 plan; or (y) two business days following disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the quarter in which the 10b5-1 plan was adopted. For all other Covered Persons, the cooling-off period ends 30 days after adoption or modification of the 10b5-1 plan. This required cooling-off period will apply to the entry into a new 10b5-1 plan and any revision or modification of a 10b5-1 plan;

3.	it is entered into in good faith by the Covered Person, and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, at a time when the Covered Person is not in possession of material nonpublic information about the Company; and, if the Covered Person is a director or officer, the 10b5-1 plan must include representations by the Covered Person certifying to that effect;

4.	it gives a third party the discretionary authority to execute such purchases and sales, outside the control of the Covered Person, so long as such third party does not possess any material nonpublic information about the Company; or explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions; and

5.	it is the only outstanding Approved 10b5-1 Plan entered into by the Covered Person (subject to the exceptions set out in Rule 10b5-1(c)(ii)(D)).

No Approved 10b5-1 Plan may be adopted during a blackout period.

You generally will be prohibited from having more than one trading plan for open market purchases or sales of the Company’s securities. You may maintain two separate trading plans for open market purchases or sales of the Company’s securities if trading under the later-commencing plan is not authorized to begin until after all trades under the earlier-commencing plan are completed or expire without execution. If the first trading plan is terminated early, the first trade under the later-commencing plan, however, must not be scheduled to occur until after a cooling-off period (calculated in accordance with the requirements above assuming the termination date of the earlier- commencing plan were deemed to be the date of adoption of the later-commencing plan) following the termination of the earlier trading plan.

In any 12-month period, you are limited to one “single-trade plan,” which is a trading plan designed to effect the open market purchase or sale of the total amount of the securities subject to the plan as a single transaction. A trading plan will not be treated as a single-trade plan if, for example, it gives your agent discretion over whether to execute the trading plan as a single transaction, or provides that your agent’s future acts will depend on events or data not known at the time the plan is entered into and it is reasonably foreseeable at the time the trading plan is entered into that the trading plan might result in multiple trades.

Covered Persons must promptly report in writing to the Compliance Officer the entry, modification and termination of any trading plan that is intended to rely on Rule 10b5-1(c)(1) affirmative defense conditions or any written trading arrangement that meets the requirements of a non-Rule 10b5-1 trading arrangement along with the material terms thereof. The Company is required to report such information in its quarterly and annual reports filed with the SEC.

If you are considering entering into, modifying or terminating an Approved 10b5-1 Plan or have any questions regarding Approved Rule 10b5-1 Plans, please contact the Compliance Officer. You should consult your own legal and tax advisors before entering into, or modifying or terminating, an Approved 10b5-1 Plan. A trading plan, contract, instruction or arrangement will not qualify as an Approved 10b5-1 Plan without the prior review and approval of the Compliance Officer as described above.

Trading Window

Covered Persons are permitted to trade in the Company’s securities when no blackout period is in effect. Generally, this means that Covered Persons can trade during the period beginning at the close of business on the second trading day following the date of public disclosure of the financial results for the applicable fiscal quarter and ending on the 15th day of the last month of the subsequent fiscal quarter. However, even during this trading window, a Covered Person who is in possession of any material nonpublic information should not trade in the Company’s securities until the information has been made publicly available or is no longer material. In addition, as discussed above, the Company may close this trading window if a special blackout period is imposed and will re-open the trading window once the special blackout period has ended.

Pre-Clearance of Securities Transactions

Because Covered Persons are likely to obtain material nonpublic information on a regular basis, the Company requires all such persons to refrain from trading, even during a trading window, without first pre-clearing all transactions in the Company’s securities.

Subject to the exemption below regarding Approved 10b5-1 Plans, no Covered Person may, directly or indirectly, purchase or sell (or otherwise make any transfer, gift, pledge or loan of) any Company security at any time without first obtaining prior approval from the Compliance Officer. These procedures also apply to transactions by such person’s spouse, other persons living in such person’s household and minor children and to transactions by entities over which such person exercises control.

The Compliance Officer shall record the date each request is received and the date and time each request is approved or disapproved. Unless revoked, a grant of permission will normally remain valid until the close of trading three business days following the day on which it was granted. If the transaction does not occur during the three-day period, pre-clearance of the transaction must be re-requested.

Pre-clearance is not required for purchases and sales of securities under an Approved 10b5-1 Plan once the applicable cooling-off period has expired. No trades may be made under an Approved 10b5-1 Plan until expiration of the applicable cooling-off period. With respect to any purchase or sale under an Approved 10b5-1 Plan, the third party effecting transactions on behalf of the Covered Person should be instructed to send duplicate confirmations of all such transactions to the Compliance Officer.

Post-Termination Transactions

This Policy continues to apply to transactions in the Company’s securities even after termination of service. If an individual is in possession of material, nonpublic information when his or her service terminates, that individual may not trade in the Company’s securities until that information has become public or is no longer material. The pre-clearance procedures specified above, however, will cease to apply to transactions in the Company’s securities upon the expiration of any blackout period or other Company-imposed trading restrictions applicable at the time of the termination of service.

Prohibited Transactions

Directors and executive officers are prohibited from trading in the Company’s equity securities during a blackout period imposed under an “individual account” retirement or pension plan of the Company, during which at least 50% of the plan participants are unable to purchase, sell or otherwise acquire or transfer an interest in equity securities of the Company, due to a temporary suspension of trading by the Company or the plan fiduciary.

Covered Persons, including any person’s spouse, other persons living in such person’s household and minor children and entities over which such person exercises control, are prohibited from engaging in the following transactions in the Company’s securities unless advance approval is obtained from the Compliance Officer:

1.	Short-term trading. Company Insiders who purchase Company securities may not sell any Company securities of the same class for at least six months after the purchase;

2.	Short sales. Covered Persons may not sell the Company’s securities short;

3.	Options trading. Covered Persons may not buy or sell puts or calls or other derivative securities on the Company’s securities;

4.	Trading on margin or pledging. Covered Persons may not hold Company securities in a margin account or pledge Company securities as collateral for a loan; and

5.	Hedging. Covered Persons may not enter into hedging or monetization transactions or similar arrangements with respect to Company securities.

Handling Inside Information

It is very important that any information which reasonably could be expected to affect the market for the Company’s securities be kept strictly confidential until public disclosure of such information is proper. Consequently, all such information may be publicly disclosed only with the approval of the Chief Executive Officer and/or the Chief Financial Officer. You should not discuss or disclose confidential inside information with or in the presence of any person outside the Company. In addition, you should also refrain from commenting on the Company’s competitors’ and customers’ business. If you have knowledge of any such information, you must preserve its confidentiality until the Company discloses such information to the public.

Nothing in this Policy prohibits employees from (i) reporting possible violations of law or regulation to, or communicating with or testifying before, any governmental agency or entity, including but not limited to the Department of Justice, the SEC, the United States Congress, or any agency Inspector General, (ii) making other disclosures that are protected under the whistleblower provisions of federal or state law or regulation, or (iii) disclosing information about wages or working conditions that is not proprietary Company information. Employees do not need the Company’s prior authorization to make any such reports or disclosures and they are not required to notify the Company that they have made such reports or disclosures.

Inquiries

Any person who has a question about this Policy or its application to any proposed transaction may obtain additional guidance from the Compliance Officer. Ultimately, however, the responsibility for adhering to this Policy and avoiding unlawful transactions rests with the individual Covered Person.

Acknowledgment and Certification

All Covered Persons are required to sign the attached acknowledgment and certification.

Last Updated: January 2, 2025

ACKNOWLEDGMENT AND CERTIFICATION

The undersigned does hereby acknowledge receipt of the Insider Trading Policy (the “Policy”) of Intelligent Management Protection Corp. The undersigned has read and understands (or has had explained) the Policy and agrees to be governed by the Policy at all times in connection with the purchase and sale of securities and the confidentiality of nonpublic information.

(Signature)

(Please print name)

Date: _______________________